1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	LOS ANGELES WASHINGTON BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS SÃO PAULO

Ori Solomon Member of the Firm

Direct Dial 212.969.3624 osolomon@proskauer.com

September 18, 2007

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

H. Christopher Owings, Esq.
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:	Maidenform Brands, Inc.
Registration Statement on Form S-3, File No. 333-145002; and
Form 10-K for Fiscal Year Ended December 31, 2006, File No. 1-32568

Dear Mr. Owings:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-3 and Annual Report on Form 10-K of Maidenform Brands, Inc., a Delaware corporation (the “Company” or “Maidenform Brands”), in your letter dated August 23, 2007 (the “Comment Letter”) to Steven N. Masket, Esq., Executive Vice President, General Counsel and Secretary of the Company.

On behalf of the Company, we are writing to respond to the comments. For your convenience, your comments are set forth in this letter, followed by our responses.

Form S-3

Exhibit 5.1 Opinion of Proskauer Rose LLP

1.
The legal opinion provided to you by counsel expresses its opinion only as to “the General Corporation Law of the State of Delaware.” Please have counsel confirm to us or revise the legality opinion to state that the opinion’s reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Also, please include in the exhibit index a reference to the legal opinion relating to the remaining shares that are not covered by this legal opinion.

H. Christopher Owings, Esq. United States Securities and Exchange Commission	September 18, 2007 Page 2 of 2

We hereby confirm that the reference and limitation to the Delaware General Corporation Law in the legal opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws as currently in effect. As discussed with Anita Karu of the Staff, the Staff is no longer requiring the Company to revise the exhibit index.

Form 10-K for Fiscal Year Ended December 31, 2006

2.
In future filings, please provide disclosure on the facing page of the Form 10-K to state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter. See Form 10-K.

We confirm, on behalf of the Company, that the Company will provide the required disclosure on the facing page of the Form 10-K in future filings.

* * * * * *

We would appreciate your prompt review of this letter and your prompt notification to us if you have further comments or questions. Please contact me at (212) 969-3624 should you have any questions or additional comments.

Very truly yours,

PROSKAUER ROSE LLP

/s/ Ori Solomon
Ori Solomon

cc:
Ellie Quarles (Staff)
Anita Karu (Staff)
Thomas J. Ward, Chief Executive Officer
Dorvin D. Lively, Executive Vice President and Chief Financial Officer
Steven N. Masket, Esq., Executive Vice President, General Counsel and Secretary
Michael A. Woronoff, Esq. (Proskauer Rose LLP)